UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For March 21, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]

ITEM 5:  OTHER EVENTS

On March 19, 2002, Commercial Consolidators Corp. announced that its subsidiary, announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe
Desig Inc. ("Desig"), has entered into a business partner relationship with Soportech, S.A. de C.V. ("Soportech") to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Mexico.

On March 20, 2002, Commercial Consolidators Corp. announced MFI Export Finance, Inc. Transaction and Other Financings.

Copy of the News Releases and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMERCIAL CONSOLIDATORS CORP.
     /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   March 21, 2002





Exhibit 1
News Release
March 19, 2002

TORONTO - March 19, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Soportech, S.A. de C.V. ("Soportech") to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Mexico.

Soportech and its sister company Servicios Computacionales y Operacionales de Sistema Operativos are a well-established and reputable hospitality and computer solution providers, with offices in major Mexican metropolitan cities. They cater to vacation resorts throughout Mexico and intend to upgrade their existing customer base of 42 hotels to GrandVision, Desig's feature-rich Property Management System over the next 30 months.

According to Guy Jarvis, Commercial Consolidators CEO, "The tourism industry is in full expansion in Mexico and resorts are active in upgrading their technology in order to enhance performance and amenities. It represents millions of dollars of opportunities for Central Point".

The addition of a new business partner is excellent news and is part of Central Point's quest to quickly expand its international presence and seek additional profitable revenue streams", adds Guy Jarvis.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and
Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.

Central Point Technologies, Inc. a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein

Exhibit 2
News Release
March 20, 2002

TORONTO - March 20, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt) announced here today the completion of certain recent financings:

On March 11, 2002, CCZ and MFI Export Finance Inc. closed a restructured credit facility transaction. Under the restructured facility, MFI will make available to CCZ and its subsidiaries a US$5,000,000 credit facility, inclusive of the approximately US$3,600,000 currently outstanding. This facility will have a term of 13 months and advances are based upon percentages of eligible accounts receivable and inventories of certain Company subsidiaries, including its operations in Cuba.
The facility is secured by an assignment of receivables and general security agreements. Outstanding amounts under the facility will bear interest at 12% per annum. MFI has the right to convert the outstanding indebtedness into common shares of CCZ at US$1.50 per share with a forced conversion where the shares trade at a level of US$2.10 per share for 10 consecutive trading days. Under the terms of the facility MFI will receive a consulting fee of US$250,000 on closing and an administration fee of US$42,000 per month; both of which are refundable in whole or in part depending on the price per share at which MFI sells CCZ common stock.

On March 19, 2002, the Company has also arranged a new revolving convertible credit facility of US$1,000,000 with Mitsui & Co. (Canada) Ltd. to be utilized in connection with purchases of electronic products from Mitsui by the Company and its subsidiary Mirage Trading Corp. Under the terms of the new facility, which is in addition to the existing $300,000 credit facility with Mitsui, amounts outstanding from time to time will be convertible into common shares of the Company at the greater of the Company's closing price at the time of conversion less 15% or Cdn$2.45 during the first two years of the facility, Cdn$2.95 in year three, Cdn$3.45 in year four and Cdn$3.95 in year five. The Company may also compel conversion under certain conditions if its common shares trade at those levels for 10 consecutive trading days.

In January and February 2002, the Company issued US$1,250,000 of 8% convertible notes to two investors. The notes mature March 15, 2003, are secured by a general subordinated security interest on the assets of the Company and are convertible at the lesser of US$1.90 or 80% of the three lowest closing prices of the Company's shares during the fifteen trading days prior to conversion, subject to a minimum conversion price of US$1.50. The Company also issued 250,000 three year share purchase warrants to the note holders which are exercisable at a price of US$2.4675 per share for a term of three (3) years.

Under an agreement dated March 1, 2002 the Company has agreed to issue 700,000 common shares to Summit Trading Limited, an affiliated entity of Investor Relations Services Inc., as consideration for financial and investor relations services acknowledged to have been provided on behalf of the Company to date which services included Investor Relations Services Inc. having incurred for its own account a minimum of US$400,000 of actual expenses.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein

Exhibit 3
BC FORM 53-901F
March 20, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

		COMMERCIAL CONSOLIDATORS CORP.
		Suite 1010, 5255 Yonge Street,
		Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

		March 19, 2002 and March 20, 2002

ITEM 3	PRESS RELEASE

Issued March 19 and March 20, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, Stockhouse, Canadian Corporate News and Market News.

ITEM 4	SUMMARY OF MATERIAL CHANGE

1) Commercial Consolidators Corp. announced that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of
La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Soportech, S.A. de C.V. ("Soportech") to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Mexico.
2) Commercial Consolidators Corp. announced the completion of certain recent financings.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A" and "B"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Greg Burnett
Telephone:	604-669-2615

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 20th day of March 2002.

"Greg  Burnett"
_______________________________
Greg Burnett
Director


SCHEDULE "A"


TORONTO - March 19, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Soportech, S.A. de C.V. ("Soportech") to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Mexico.

Soportech and its sister company Servicios Computacionales y Operacionales de Sistema Operativos are a well-established and reputable hospitality and computer solution providers, with offices in major Mexican metropolitan cities. They cater to vacation resorts throughout Mexico and intend to upgrade their existing customer base of 42 hotels to GrandVision, Desig's feature-rich Property Management System over the next 30 months.

According to Guy Jarvis, Commercial Consolidators CEO, "The tourism Industry is in full expansion in Mexico and resorts are active in Upgrading their technology in order to enhance performance and amenities. It represents millions of dollars of opportunities for Central Point".

The addition of a new business partner is excellent news and is part of Central Point's quest to quickly expand its international presence and seek additional profitable revenue streams", adds Guy Jarvis.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and
Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.

Central Point Technologies, Inc. a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

SCHEDULE "B"


TORONTO - March 20, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt) announced here today the completion of certain recent financings:

On March 11, 2002, CCZ and MFI Export Finance Inc. closed a restructured credit facility transaction. Under the restructured facility, MFI will make available to CCZ and its subsidiaries a US$5,000,000 credit facility, inclusive of the approximately US$3,600,000 currently outstanding. This facility will have a term of 13 months and advances are based upon percentages of eligible accounts receivable and inventories of certain Company subsidiaries, including its operations in Cuba. The facility is secured by an assignment of receivables and general security agreements. Outstanding amounts under the facility will bear interest at 12% per annum. MFI has the right to convert the outstanding indebtedness into common shares of CCZ at US$1.50 per share with a forced conversion where the shares trade at a level of US$2.10 per share for 10 consecutive trading days. Under the terms of the facility MFI will receive a consulting fee of US$250,000 on closing and an administration fee of US$42,000 per month; both of which are refundable in whole or in part depending on the price per share at which MFI sells CCZ common stock.

On March 19, 2002, the Company has also arranged a new revolving convertible credit facility of US$1,000,000 with Mitsui & Co. (Canada) Ltd. to be utilized in connection with purchases of electronic products from Mitsui by the Company and its subsidiary Mirage Trading Corp. Under the terms of the new facility, which is in addition to the existing $300,000 credit facility with Mitsui, amounts outstanding from time to time will be convertible into common shares of the Company at the greater of the Company's closing price at the time of conversion less 15% or Cdn$2.45 during the first two years of the facility,Cdn$2.95 in year three, Cdn$3.45 in year four and Cdn$3.95 in year five. The Company may also compel conversion under certain conditions if its common shares trade at those levels for 10 consecutive trading days.

In January and February 2002, the Company issued US$1,250,000 of 8% convertible notes to two investors. The notes mature March 15, 2003, are secured by a general subordinated security interest on the assets of the Company and are convertible at the lesser of US$1.90 or 80% of the three lowest closing prices of the Company's shares during the fifteen trading days prior to conversion, subject to a minimum conversion price of US$1.50. The Company also issued 250,000 three year share purchase warrants to the note holders which are exercisable at a price of US$2.4675 per share for a term of three (3) years.

Under an agreement dated March 1, 2002 the Company has agreed to issue 700,000 common shares to Summit Trading Limited, an affiliated entity of Investor Relations Services Inc., as consideration for financial and investor relations services acknowledged to have been provided on behalf of the Company to date which services included Investor Relations Services Inc. having incurred for its own account a minimum of US$400,000 of actual expenses.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at w ww.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"
___________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.